SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

DIAGNOSTIC CORPORATION OF AMERICA, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

252441 20 9
(CUSIP Number)

c/o Chris Cottone, 7951 SW 6th ST Suite 216 Plantation, FL 33324
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2007
(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LI HUA WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Peoples’ Republic of China
	7	SOLE VOTING POWER 5,820,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,820,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.46% **
14	TYPE OF REPORTING PERSON IN

** Based on approximately 31,527,328 shares outstanding on February 2, 2007 computed from the issuer’s recent filings.

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Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the "Common Stock"), of Diagnostic Corporation of America, a Delaware Corporation (the "Issuer” or "Registrant") whose principal executive offices are located at 21-Jia Bei Si Dong Road, Tie Xi Qu Shen Yang, P. R. China. At present, there are 31,527,328 issued and outstanding shares of the Issuer’s Common Stock.

Item 2. Identity and Background.

a.	The name of the reporting person is Li Hua Wang (“Ms. Wang”).

b.	The residence address of Ms. Wang is Ste. 2-501, 2-Jia, Qi Wei Road, He Ping Qu, Shen Yang, Liao Ning, P. R. China

c.
Ms. Wang currently is the Chief Financials Officer of the Issuer. The principal business of Neng Fa is manufacturing of industrial valve components, which are widely used in water supplies and sewage systems, coal and gas fields, power generation stations, and petroleum and chemistry industries. Its principal address is 21-Jia Bei Si Dong Road, Tie Xi Qu Shen Yang, P. R. China

d.	During the past five years, Ms. Wang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Ms. Wang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Ms. Wang is a citizen of the Peoples’ Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

    Pursuant to a plan of exchange, dated November 15, 2006, the Issuer issued to the shareholders of Liaoning Neng Fa Weiye Pipe Network Construction and Operation Co. Ltd., a corporation organized and existing under the laws of the Peoples’ Republic of China (“Neng Fa”), a total amount equal to 12,000,000 new investment shares of Common Stock of the Registrant pursuant to Regulation S under the Securities Act of 1933, as amended, in exchange for all of the shares of registered capital of Neng Fa. Upon completion of the exchange, Neng Fa became a wholly-owned subsidiary of the Registrant. Ms. Wang is a key Neng Fa shareholder and was instrumental in the Issuer’s acquisition of Neng Fa. 2,400,000 shares were acquired by Ms. Wang pro rata equal to her ownership interest Neng Fa.

    On December 10, 2006, the Issuer entered a loan conversion agreement ("LCA"), pursuant to which, 17,100,000 shares of its Common Stock were issued to the creditors of Neng Fa under the LCA to convert a shareholders loan of $4,240,506 ("Shareholder Loan"), pursuant to Regulation S under the Securities Act of 1933, as amended, or another applicable exemption from registration under the Securities Act of 1933. 3,420,000 shares were acquired by Ms. Wang pro rata equal to her interest in the Shareholder Loan.

Item 4. Purpose of Transaction.

    The purpose of the transaction is to allow Ms. Wang to acquire a significant equity position in the Issuer in exchange for her interest in Neng Fa. Ms. Wang has no plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

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Item 5. Interest in Securities of the Issuer.

    a. At present, the Issuer has issued and outstanding 31,527,328 shares of Common Stock, of which Ms. Wang is presently the record owner of 5,820,000 shares. Ms. Wang is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

    b. The following table indicates the number of shares to which Ms. Wang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Li Hua Wang	5,820,000	18.46%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Li Hua Wang	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Li Hua Wang	5,820,000	18.46%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Li Hua Wang	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       None.

Item 7.        Material to be Filed as Exhibits.

                   None.

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SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007

By: /s/ Li Hua Wang
      Li Hua Wang

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